

PRESS RELEASE

CEO'S LETTER TO DIRECTORS
REQUESTS SEARCH FOR SUCCESSOR
A Logical Progression of Senior Management Development

Toronto, September 1, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) Rob McEwen, Chairman and CEO of Goldcorp Inc., has asked the board of directors to conduct a search for his successor as the CEO. The board of directors has retained an executive search firm to assist in this process.

The following is the text of Mr. McEwen's letter to the board of directors.

Dear Directors:

My past 18 years as Goldcorp's CEO has been a remarkable adventure! It has been full of challenges, very rewarding and totally consuming. Together we have built a most incredible enterprise. So, thank you so very much for this wonderful opportunity and for your guidance, insights, probing questions, support and friendship. We have created huge value for shareholders! Congratulations, this is what public companies are all about.

During this period, Goldcorp has grown significantly in size and complexity and so have the demands of the many governmental, regulatory and exchange agencies it reports to. As a result, we are at an important transition point in our corporate evolution where a new CEO with different skills is required to address Goldcorp's future management needs and to build upon our strong foundation.

Therefore, I am requesting the Board of Directors to commence, immediately, a search for my successor as Goldcorp's CEO.

I will be pleased to step down from the CEO position as soon as you have selected my successor. To ensure an orderly transition, I am prepared to remain, if acceptable to the Board of Directors, for a period of time as Chairman of the Board.

This is a very exciting time for gold and Goldcorp. This step is a logical progression in our senior management development to accelerate our growth. As such, my current intention is to retain my shareholdings of Goldcorp.

Remember,
Gold is Money and Goldcorp is Gold!

Best Regards,

Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: **Corporate Office:**

R. Gregory Laing   145 King Street West
Vice President, Legal   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax: (416) 361-5741   **website:** www.goldcorp.com
e-mail: info@goldcorp.com